CaryRx

Pharmacy Delivered

CaryRx is a pharmacy.
That delivers prescriptions.
Around your schedule.
With just a few taps.


T-Mobile
4:25 PM
48%
Let's add a prescription.
I have a paper prescription.
I would like to transfer from a pharmacy.
My doctor will send it.

www.caryrx.com

CaryRx is the only **fully in-app pharmacy experience** where patients can have medications delivered ***on-demand* or shipped** to their home.

People desire a pharmacy experience that is on par with disruptive services in other industries.

Polls show **convenience** is routinely the top factor patients consider when selecting a pharmacy.[1]

01 **Free delivery**
On-demand :: scheduled deliveries :: 2-day shipping

02 **Easy to register**
Sign up in minutes. Order even faster.

03 **Patient friendly**
Patient first approach. Minimal steps. Patient friendly. Concierge service.

04 **Secure and private**
Discreet process. Direct from pharmacist to patient. Tamper proof and barcoded packaging.


T-Mobile
10:51 PM
67%
My Orders
Current Order
Past Orders
Cipro 500 mg
QTY 30
Insurance
Aetna
Delivery location
Office
OPTIONAL
Add delivery instructions
Note to the pharmacist
Submit Order

Order


T-Mobile
11:58 PM
65%
My Orders
Current Order
Past Orders
ORDER PROGRESS
Add your delivery and payment details.
Add delivery and payment
ORDER SUMMARY
Prescription copay
Cipro 500 mg
$5.00
Insurance
Aetna
Delivery location
Office

Confirm


11:14 PM
100%
My Orders
Current Order
Past Orders
En route.
Your order is on its way!
Chad Sims
Cary Courier
ORDER SUMMARY
Prescription copay

Deliver

5-Star Business yelp

Google Reviews

"Using CaryRx has been as impactful as when I started using Uber."

-Robert G.

"I'm a 31 yr old CEO and I work long hours and don't have time to hassle with transferring prescriptions but this process was so fast - on my phone - took less than 5 minutes. Best decision I ever made.

-Paige C.

"NO MORE sending my prescriptions to a pharmacy where I have to stand in line forever only to find out that they haven't filled my prescription.

There is seriously no reason not to use CaryRx. Your life will be so much better."

-Rina M.

No lines, no waiting, no return visits, they handle the insurance. Instant chat with customer service representatives through the app--try and get CVS to answer an email.

If you have more than one prescription to fill a month, you have to be a masochist not to be transferring your prescriptions to Cary immediately.

-Ted F.



Areo Nazari
CEO // Founder

As a graduate of the Univ. of Maryland, Baltimore with a doctor of pharmacy degree, Areo has over 9 years of experience in the pharmacy industry. Most recently he spent 4 years managing high volume pharmacies and completing business development for large pharmacy chains in the District of Columbia. During this time, he experienced antiquated delivery systems that included: credit cards stored on index cards, inefficient ordering via the telephone, deliveries only available several days per week and a lack of same day delivery options.
With his robust industry experience and expertise, he is set to expand operations and make CaryRx a leader in the industry.



Kaveh Abtahi
Head Technologist

Kaveh graduated from John Hopkins Univ. with a Master's in computer science. A 2011 Federal appointee, Kaveh served as a lead engineer and enterprise architect for IRS systems, while managing a team of 40 engineers. Kaveh founded and ran the IRS blockchain working group. The blockchain working group identified internal and external uses of blockchain within the IRS enterprise.



Kevin Lance
Head of Growth

Kevin graduated from the Smith School of Business at the University of Maryland. He has been involved in several companies from healthcare to consumer electronics. Kevin headed business development for the startup of an innovative neurology memory center. In early 2017, he was the winner of a CES Innovation Award at the Consumer Electronics Show. His business development experience ranges from establishing strategic partnerships, online sales, and social media marketing.



Nima Negahban
Board member // Tech Advisor

CaryRx angel investor Nima Negahban brings his expertise in big data and distributed computing systems. Nima is currently CTO and co-founder of Kinetica ($63M in total funding) and was also the initial architect of cyber security firm IronNet.



Gary A. Stewart

Regional Director at ClearScript

Gary Stewart brings with him vast experience in the pharmacy industry in multiple capacities, including business development, operations, marketing and sales. Gary has helped ClearScript grow their retail, mail order and specialty pharmacy business while furthering the goal of offering transparent drug pricing in the pharmacy supply chain to payers. He also has helped various health systems, such as the Univ. of Maryland Medical Center, improve and streamline their operations. Gary also previously served as an adjunct professor at the Univ. of Maryland, Baltimore school of pharmacy.



Adam Lowry

Pediatric Medical Director at Heal

Adam Lowry is a leader in pediatric medicine and healthcare technology with experience in academics, hospital practice and tech. As pediatric medical director, he helped oversee Heals expansion to bring on-demand medical care to Washington, DC. Adam has received a NIH grant to oversee the development of a data driven clinical platform as assistant professor of pediatrics at the Univ. of Central Florida - College of Medicine. In addition, Adam is the attending physician for cardiac critical care at Nemours children's health system.


5% adoption | $4.5 M
0.5% adoption | $35M
0.5% adoption | $2B
$89M within 0.5 miles of our pharmacy in DC[3]
$7B Washington DC, Maryland and Virginia[1]
$412B Nationally[2]

Our target pharmacy market (annual revenue)

Total US prescriptions have increased year over year for the last 5 years.

The DC-Maryland-Virginia metro area alone contains over $7B in annual pharmacy revenue[1]

Patient spending on specialty drugs increased by 26% in 2016[4]

Only 4% of patients use specialty meds, yet they make up roughly ⅓ of drug spending[5]

Ready for take off



Go to market savvy
Patients acquisition cost of $10.
LTV of $325.
Margin of 33%

Proven operations
Technology, operational and regulatory risks removed.

Lean and mean
Low overhead.
Smart inventory management.

Our patients love us
95:5 Inbound to outbound Rx transfer rate.
99%+ Customer Retention To Date.

Total Rx's Filled	Total Revenue To Date	Total Patients
4,500	$354k	1,400

Rx's Filled July 18	Revenue Aug 18
418	$48k

CaryRx Launched August 2017

Averages Per Prescription

Revenue
$54.41[1]
85.30

Gross Profit (GP)
$12.12[1]
$28.15

Gross Margin
23%[1]
33%

Average delivery cost per order
(Average of 2.7 Rx's/Order)
$6.44

Industry Average
CaryRx

Key Metrics


CAC
$10
Annual
run rate
$500k
LTV
$330

CaryRx Launched August 2017

- **33%** Gross Margin
  - 23% Industry avg.
- **30,000+** Tablets Filled
- **1,300+** Users
- **99%** Customer Retention

5-Star Business yelp

	PillPack	CAPSULE	alto	NimbleRx	NowRx
Valuation	Acquired by Amazon for $1B	Not disclosed	Not disclosed	Not disclosed	Current: $27M Seed Round: $1M at $6M Val cap
Total Equity Funding	$117.8M in 5 rounds	$70M in 2 rounds	$23M in 3 rounds	$40M in 2 rounds	$7M in 3 rounds
Delivery Logistics	Nationwide Mail order	Local delivery in NYC	Local delivery in SF	Local delivery Palo Alto, CA	Local delivery in SF
Launch Date	January 31st, 2013	May 17, 2016	Fall 2015	2015	2016

	On-demand delivery cost to patients	Pharmacist Founder / Executives	Vertically Integrated backend platform	Automated Delivery Logistics	2-Day shipping option	Easy signup and order process
CaryRx	Free	✔	✔	✔	✔	✔
CAPSULE	Free	×	×	×	×	✔
alto	Free	×	✔	×	×	✔
NimbleRx	Free	×	Unknown	×	×	✔
CVS pharmacy Walgreens	Limited scheduled or mail order delivery	✔	×	×	✔	×
PillPack	Mail order only	✔	×	×	✔	×

Integrated Backend

No double order entering. No lost prescriptions. Quick processing. Efficient backend system that is ready to scale.

Scalable business model

Free same day delivery or 2-day shipping. Scale to offer nationwide shipping while expanding same day delivery option to large markets.

The Easiest pharmacy experience available

Easy registration and ordering available within minutes of registering. No phone call. No complicated account connecting. Fast delivery.

Postmates Partnership

Integrated Postmates courier API summons drivers to fulfill on-demand deliveries. No limits to scale and volume.

Team with domain knowledge

With years of pharmacy, business and tech management experience, our team is ready to scale operations.

Unit Economics Optimization

Automatic refill program for patients to have monthly medications synchronized and auto-shipped to home. Lowers monthly delivery cost to ~$3.



Free same day delivery
promotes growth
Current avg $7/delivery
At scale avg $5/delivery

Nationwide mail order and automatic monthly shipments
promotes optimized unit economics and quick scalability
$3/ USPS shipment

Expand mail order operations to all 50 states with USPS
Ability to do so once state licenses are acquired

As we scale,
we can expect
~$8,400 of profit per 500 prescriptions filled daily

$10,000
Total Gross Profit
After delivery + packaging costs

\- **$1,600**
Staff Costs
Pharmacists + Technicians

=

$8,400
Profit Per 500 Rx
Before factoring fixed costs


($ Thousands)
50
45
40
35
30
25
20
15
10
5
0
-10
-30
-50
September
October
November
December
January
February
March
April
May
June
July
August
Total Patients
1500
1000
500
0
Revenue
Net Income
(Full time pharmacy staff is not a current expense)
Users

CaryRx + POSTMATES

Logistics Ready To Scale

Logistics Partner

Postmates partnership with CaryRx is their first for prescription delivery, despite previous opportunities.

Seamless Integration

API integrated in CaryRx workflow for quick and automated delivery logistics to provide a true on-demand experience.

Scale

Provides a large delivery fleet which will allow immediate growth and capacity in all serviced markets.

Autonomous Deliveries

CaryRx's API integration fully supports the Postmates pilot autonomous robotic fleet.

Operations

Staff $400K
Tech Infrastructure $50k
Supplies $50k

Marketing

$500K

Revenue milestone (2019): $5M

Patients needed for milestone: ~4k

Current CAC: $10
Projected CAC: $40

B2C	B2B2C	In the works
	U.S. CAPITOL	NYU School of Medicine
	BOZZUTO	heal
	DOCTORS TO YOU®	INOVA®

- **Social Media** targeting
  18-65+ urbanite
- **Physician** outreach
- **Branding** campaigns

Exit Strategy

3-5 Year timeline

-Pharmacy retailer
-Pharmacy Benefit Manager
-Telehealth or on-demand medical provider


Healthcare corporate acquisition
IPO
Non healthcare corporate acquisition

-Expand mail order nationwide
-Same day deliveries to major markets

-Non pharmacy retailer

We hope you join us on our mission to deliver a better pharmacy experience.

Press

Washington Business Journal
WASHINGTONIAN
DIGITAL JOURNAL
wtop